Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine months ended September 30, 2006

(Unaudited)
	Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)	As previously reported	As restated	As previously reported	As restated

Earnings from continuing operations	$7,474	$7,606	$7,474	$7,606
Provision for income taxes	1,020	1,104	1,020	1,104
Minority interest	181	181	181	181
Earnings from continuing operations before income taxes
and minority interest	8,675	8,891	8,675	8,891

Fixed charges:
Interest	13,310	13,287	13,310	13,287
One-third of rentals(a)	245	245	245	245
Total fixed charges	13,555	13,532	13,555	13,532
Less interest capitalized, net of amortization	(57)	(57)	(57)	(57)

Earnings from continuing operations before income taxes
and minority interest plus fixed charges	$22,173	$22,366	$22,173	$22,366

Ratio of earnings to fixed charges	1.64	1.65	1.64	1.65

Preferred stock dividend requirements			$-	$-

Ratio of earnings before provision for income taxes to
earnings from continuing operations			1.14	1.15

Preferred stock dividend factor on pre-tax basis			-	-
Fixed charges			13,555	13,532

Total fixed charges and preferred stock dividend
requirements			$13,555	$13,532

Ratio of earnings to combined fixed charges and preferred
stock dividends			1.64	1.65

(a)	Considered to be representative of interest factor in rental expense.